RTN STEALTH SOFTWARE INC.

(Formerly Arris Resources Inc.)

Consolidated Financial Statements

Expressed in Canadian Dollars

December 31, 2009, 2008, and 2007

SUITE 1850

1066 WEST HASTINGS STREET

VANCOUVER, BC V6E 3X2

T:  604.683.3850

ACAL GROUP

F:  604.688.8479

CHARTERED  ACCOUNTANTS

PCAOB & CPAB Registrant

AUDITORS’ REPORT

To:

the Shareholders  of

RTN Stealth Software Inc.

(formerly Arris Resources Inc.)

We have audited the  consolidated balance sheet of RTN Stealth Software Inc. (the  “Company”) as at  December 31, 2009

and  the  statements  of  operations,  comprehensive  income   and  deficit  and  cash  flows  for  the year  then  ended      .    These

consolidated  financial  statements  are  the  responsibility  of  the  Company’s  m   anagement.   Our  responsibility  is  to  express

an opinion on these  consolidated financial statements based on our audit.

We  conducted  our  audit  in  accordance  with  generally  accepted  auditing  standards  (“GAAS”)  in  Canada  and  the

standards  of  the  Public  Company  Accounting  Oversight  Board  (United  States)  (“PCAOB”).   Those  standards  require

that we plan and perform an audit to obtain reasonable assurance whether the  consolidated financial statements are free

of  material   misstatement.     An  audit  includes  examining,  on  a  test  basis,  evidence  supporting  the  amounts  and

disclosures  in  the  consolidated  financial  statements.   An  audit  also  includes  assessing  the  accounting  principles  use d and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In  our  opinion,  these  consolidated  financial  statements  present  fairly,  in  all  material  respects,  the  financial  position  of

the  Company  as  at  December  31     ,  2009  and  the  results  of  its  operations  and  cash  flows  for  theyear  then  ended  in accordance with Canadian generally accepted accounting principles.

The  financial  statements  as  at  December  31,  2008  and  for  the  two  year  period  then  ended  were  audited  by  other auditors  who  expressed  an  opinion  without  reservation  on  those  statements  in  their  report  to  the  shareholders  dated

April 28, 2009 and April 21, 2008.

“ACAL  GROUP”

Chartered Accountants

Vancouver, British Columbia

April 26, 2010

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING CONFLICT

In   the  United  States,  reporting  standards  for  auditors  require  the  addition  of  an  explanatory  paragraph  (following  the opinion  paragraph)  when  the  financial  statements  are  affected  by  significant  uncertainties  and  contingencies  such  as

those  referred  to  in  note  1  to  these  consolidated  financial  statements.   Although  we  conducted  our  audit  in  accordance

with  both  Canadian  GAAS  and  the  standards  of  the  PCAOB,  our  report  to  the  shareholders  dated  April  26,  2010  is expressed  in  accordance  with  Canadian  reporting  standards  which  do  not  require  a  reference  to  such  matters  when  the uncertainties are adequately disclosed in the consolidated financial statements.

“ACAL  GROUP”

Chartered Accountants

Vancouver, British Columbia

April 26, 2010

RTN STEALTH SOFTWARE INC.

(Formerly Arris Resources Inc.)

Consolidated Balance Sheets

As at December 31,

(Expressed in Canadian Dollars)

2009

2008

Assets

Current assets

Cash and cash equivalents

$

379,284

$

99,366

Marketable securities (note 5)

1,448,800

–

Amounts receivable

242,744

1,353

Prepaid expenses

10,000

18,655

Short term investments (note 5)

–

320,000

2,080,828

439,374

Equipment (note 6)

3,940

7,257

Mineral property  (note 7)

67,185

295,612

Oil and gas property (note 8)

1

150,000

$

2,151,954

$

892,243

Liabilities and Shareholders' Equity

Current liabilities

Accounts payable and accrued liabilities

$

75,072

$

2,094

Due to related parties (note 10)

–

74,941

75,072

77,035

Shareholders' equity

Share capital (note 11)

3,919,865

2,563,490

Contributed surplus (note 11(b))

670,374

670,374

Accumulated comprehensive income (note 5)

504,770

–

Deficit

(3,018,127)

(2,418,656)

2,076,882

815,208

$

2,151,954

$

892,243

See accompanying notes to the consolidated financial statements

Approved on behalf of the Board of Directors

"Nikolas Perrault"

"Luky Janda"

Director

Director

RTN STEALTH SOFTWARE INC.

(Formerly Arris Resources Inc.)

Consolidated Statements of Operations

(Expressed in Canadian Dollars except for number of shares)

Years ended December 31

2009

2008

2007

Expenses

Advertising and promotion

$

2,041   $

–      $

520

Amortization

4,480

2,566

1,821

Bank charges and interest

999

25,097

1,096

Foreign exchange loss (gain)

(548)

(74,821)

17,609

Management, consulting and administrative (note 10)

112,205

83,931

3,785

Office

3,252

587

947

Professional fees

73,491

2,695

24,274

Rent (note 10)

60,000

45,000

–

Research and property cost (note 10)

74,169

36,410

–

Stock-based compensation (note 11(b))

47,360

–

–

Travel

14,702

6,033

387

Trust and filing fees

37,755

14,637

19,502

Wages and benefits and directors' fees (note 10)

9,000

–

29

Loss before other items:

(438,906)

(142,135)

(69,970)

Interest income

29,528

25,979

19,633

Settlement of debt

–

–

27,004

Write down of mineral & oil & gas properties (note 7 and note 8)

(378,426)

–

–

Market value adjustment of investment (note 5(a))

188,333

(188,333)

–

Write-off of receivable

–

(1,273)

–

Net loss for the year

$

(599,471)  $

(305,762)  $

(23,333)

(Loss) per share, basic and fully diluted

$

(0.01)   $

(0.01)   $

(0.001)

Weighted average number of

common shares outstanding

74,685,353

43,514,800

20,944,235

Consolidated Statements of Comprehensive Income (loss)

(Expressed in Canadian Dollars)

Years ended Dec 31

2009

2008

2007

Net income (loss) for year

$

(599,471)  $

(305,762)  $

(23,333)

Other comprehensive income (loss) for the year (note 5)

504,770

–

–

Total comprehensive income (loss) for the year

$

(94,701)  $

(305,762)  $

(23,333)

Consolidated Statements of Deficit

(Expressed in Canadian Dollars)

Years ended Dec 31

2009

2008

2007

Deficit, beginning of year

$

(2,418,656) $

(2,112,894) $

(2,089,561)

Net (loss) for the year

(599,471)

(305,762)

(23,333)

Deficit, end of year

$

(3,018,127) $

(2,418,65 6) $

(2,112,894)

See accompanying notes to the consolidated financial statements

RTN STEALTH SOFTWARE INC.

(Formerly Arris Resources Inc.)

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

Years ended Dec 31

Cash provided by (used for)

2009

2008

2007

Operating activities

Income(loss) for the year

$

(599,471) $

(305,762)  $

(23,333)

Items not involving cash

Accrued interest income

8,333

(8,333)

–

Amortization

4,480

2,566

1,821

Settlement of debt

–

–

(27,004)

Stock-based compensation (note 11(b))

47,360

–

–

Write down of mineral & oil & gas properties (note 7 and note 8)

378,426

–

–

Market value adjustment for held-for-trading financial instrument (note 5(a))

(188,333)

188,333

–

Write-off of receivable

–

1,273

–

(349,205)

(121,923)

(48,516)

Net changes in non-cash working capital

Amounts receivable

(3,391)

(522)

802

Prepaid expenses

8,655

(18,655)

–

Due to (from) related parties

(73,500)

74,941

–

Accounts payable and accrued liabilities

72,978

(146,464)

18,125

(344,463)

(212,623)

(29,589)

Investing activities

Purchase of equipment

(1,163)

(4,170)

–

Marketable securities (note 5)

(944,030)

–

–

Mineral property

–

(295,612)

–

Oil and gas property

–

–

(150,000)

Short-term investments (note 5(a))

500,000

(500,000)

–

Spinning off of assets to a subsidiary in exchange for its shares (note 9(b))

(100,000)

–

–

(545,193)

(799,782)

(150,000)

Financing activities

Common shares issued for cash net of issuance costs (note 11(a))

1,407,574

347,188

386,015

Share subscription receivable (note 11(a))

(238,000)

–

–

1,169,574

347,188

386,015

Increase (Decrease) in cash and cash equivalents

279,918

(665,217)

206,425

Cash and cash equivalents, beginning of year

99,366

764,583

558,158

Cash and cash equivalents, end of year

$      379,284     $

99,366     $      764,583

Supplementary information:

Cash received from interest

$

29,528     $

17,647     $

19,633

Cash paid for interest expense

$

–      $

–      $

–

Cash paid for income taxes

$

–      $

–      $

–

Non-cash transactions:

Fair value adjustment of marketable securities (note 5)

$      504,770     $

–      $

–

Fair value of stock options exercised allocated to share capital (note 11(b))

$

47,360     $

–      $

–

Broker shares issued as finders' fees (note 11(a))

$

54,000     $

–      $

–

Redemption of preferred shares by disposing of a subsidiary's shares (note 9(b))$      100,000     $

–      $

–

See accompanying notes to the consolidated financial statements

RTN STEALTH SOFRWARE INC.

(Formerly known as Arris Resources Inc.)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009, 2008 and 2007

(Expressed in Canadian dollars, unless stated otherwise)

1.

NATURE AND CONTINUANCE OF OPERATIONS

RTN  Stealth  Software  Inc.  (formerly  known  as  Arris  Resources  Inc.  hereafter  refers  to  the  “Company”  or

“RTN Stealth”) is a public company incorporated in the Province of British Columbia, Canada.

On December 21, 2009, the Company changed its name from Arris Resources Inc. to RTN Stealth Software

Inc.  At  the  same  time,  the  Company  changed  its  trading  symbol  to  RTN.    The  Company  is  listed  on

Canadian  National  Stock  Exchange.   The  Company  holds  an  interest  in  an  oil  and  gas  project  in  Alberta,

Canada  and  an  interest  in  various  mineral  claims  in  the  Atlin  Mining  District  in  Atlin,  BC.  Subsequent  to

the  year  ended  December  31,  2009,  the  Company  entered  into  the  software  business  and   executed  a

definitive agreement to acquire an exclusive and perpetual license to a security trading software: the Market

Navigation, Trade Execution,  and Market Timing Software (note 14).

Under  the  Plan  of  Arrangement  dated  November  5,  2009,  and  subsequent  to  the  year  end  December  31,

2009,   the   Company  transferred   its   interest   in   five   mineral   claims   in   British   Columbia,   Canada,   its

agreement  with  a  British  Columbia  manufacturing  company  to  distribute  its  earth  quake  sensor  products  in

India  and  its   marketable  securities  to  its  three  subsidiaries  to  complete  the  spin-off.     Excluding  the

marketable  securities  of  $1,448,800  that  would  have  been  transferred  out,  the  Company  would  have  a work ing  capital  of  $556,956  and  accumulated  a  deficit  of  $3,018,127  as  at  December  31,  2009.  As  the

Company  had  changed  its  business   from  resource  exploration  into  the  software  business,  it  is  unsure

whether  the  Company  may  successfully  change  its  business  model  and  strategic  direction.   The  ability  of

the  Company  to  continue  to  operate  as  a  going  concern  is  dependent  on  its  ability  to  ultimately  operate  its business  at  a  profit.  To  date,  the  Company  has  not  generated  any  revenues  from  operations  and  will most likely  require  additional  funds  to  meet  its  obligations  and  the  costs  of  its  operations.  As  a  result,  further losses are anticipated prior to the ge neration of any profits.

The  Company’s  future  capital  requirements  will  depend  on  many  factors,  including  the  costs  of  operating

the   software   business.   The   Company’s   anticipated   operating   losses   and   increasing   working   capital

requirements may  require that it obtain additional capital to continue  operations.

The  Company  will  depend  almost  exclusively  on  outside  capital.  Such  outside  capital  will  include  the  sale of  additional  shares.  There  can  be  no  assurance  that  capital  will  be  available  as  necessary  to  meet  these continuing  operating costs or,  if the  capital  is available,  that  it  will  be  on terms acceptable  to  the  Company.

The  issuances of additional equity securities by the Company may result in significant dilution to the equity interests of its  current  shareholders.  Obtaining commercial  loans,  assuming those  loans  would  be  available,

will  increase  the  Company’s  liabilities  and  future  cash  commitments.  If  the  Company  is  unable  to  obtain

financing  in  the  amounts  and   on  terms  deemed  acceptable,  the  business  and  future   success   may  be

adversely  affected,  thus  giving  rise  to  doubt about  the  Company’s  ability  to  continue  as  a  going  concern.

The  financial  statements  do  not  reflect  adjustments  to  the  carrying  values  of  assets,  liabilities  or  reported results should the Company be unable to continue as a going concern.

2.

SUMMARY OF SIGNICANT ACCOUNTING POLICIES

(a)

Basis of Presentation and Principles of Consolidation

These  financial  statements  have  been  prepared  in  accordance  with  Canadian  generally accepted  accounting

principles  (“Canadian  GAAP”).    Note  13,  reconciles  the  consolidated  financial  statements  prepared  in

accordance   with   Canadian  GAAP   to   financial   statements   prepared  in  accordance   with  United   States

generally accepted accounting principles (“US GAAP”).

These  consolidated  financial  statements  include  the  accounts  of  RTN  Stealth  Software  Inc.  and  its  wholly owned  subsidiaries:  Arris  Holdings  Inc.  (“AHI”),  Arris  Minerals  Inc.  (“AMI”)  (inactive)  ,  Arris  Oil  &  Gas

Inc. (“AOG”) (inactive), CLI Resources Inc. (“CLI”) and  QMI Seismic Inc. (“QMI”).

All significant inter-company transactions and transactions have been eliminated upon consolidation.

RTN STEALTH SOFRWARE INC.

(Formerly known as Arris Resources Inc.)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009, 2008 and 2007

(Expressed in Canadian dollars, unless stated otherwise)

2.

SUMMARY OF SIGNICANT ACCOUNTING POLICIES (continued)

(b)

Cash and cash equivalents

Cash  and  equivalents  consist  of  cash  and  highly  liquid  investments,  having  maturity  dates  of  three  months or  less from the  date  of acquisition,  that  are  readily convertible  to  known amounts of cash.  As at  December

31, 2009, the Company had  cash and cash equivalents  of $379,284 (2008 -  $99,366).

(c)

Financial Instruments

All   financial   instruments,   including   derivatives,   are   included   on   the   Company’s   balance   sheet   and

measured  either  at  fair  value  or  amortized  cost.  Changes  in  fair  value  are  recognized  in  the  statements  of operations  or  accumulated  other  comprehensive  income,  depending  on  the  classification  of  the  related instruments.

All  financial  assets  and  liabilities  are  recognized  when  the  entity  becomes  a  party  to  the  contract  creating the  asset  or  liability.  All  financial  instruments  are  classified  into  one  of  the  following  categories:  held  for

trading,   held-to-maturity,   loans   and   receivables,   available-for-sale   financial   assets,   or   other   financial

liabilities.   Initial   and   subsequent   measurement   and  recognition   of   changes   in   the   value   of   financial

instruments depends on their initial classification:

•      Held-to-maturity  investments,  loans  and  receivables,  and  other  financial  liabilities  are  initially measured at fair  value and subsequently measured at  amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings (loss).

•      Available-for-sale  financial assets are  measured at fair  value. Changes in fair value are included in other  comprehensive  income  (loss)  until  the  gain  or  loss  is  recognized  in  net  earnings  (loss)  or  if impairment is determined to be other than temporary.

•      Held  for  trading  financial  instruments  are  measured  at  fair  value.  All  changes  in  fair  value  are included in net earnings  (loss) in the period in which they arise.

•      All  derivative  financial  instruments  are  measured  at  fair  value,  even  when  they  are  part  of  a hedging  relationship.  Changes  in  fair  value  are  included  in  net  earnings  (loss)  in  the  period  in which  they  arise,  except  for  cash  flow  hedge  transactions  which  qualify  for  hedge  accounting treatment in which case gains and losses are recognized in other comprehensive income (loss).

The Company had classified its financial instruments as follows:

Financial Instrument

Classification

Measurement

Cash and equivalents/ bank

indebtedness

Held for Trading

Fair Value

Marketable securities and

investments (i)

Available for Sale

Fair Value

Amortized

Accounts receivable

Loans and Receivables

cost

Amortized

Advances to a related party

Loans and Receivables

cost

Accounts payable and accrued

Other Financial

Amortized

liabilities

Liability

cost

Other Financial

Amortized

Advances from a related party

Liability

cost

RTN STEALTH SOFRWARE INC.

(Formerly known as Arris Resources Inc.)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009, 2008 and 2007

(Expressed in Canadian dollars, unless stated otherwise)

2.

SUMMARY OF SIGNICANT ACCOUNTING POLICIES (continued)

i.)    Marketable   securities   and   investments   are   classified   as   available-for-sale

securities  and  are  measured  at  fair  market  value  with  unrealized  gains  or  losses recorded in other comprehensive income (loss). At the time  securities are sold or otherwise disposed of, gains or losses are included in net earnings (loss).

The  Company  also  discloses  quantitative  and  qualitative  information  that  enable  users  to  evaluate  the significance  of  financial  instruments on the  Company’s  financial  performance,  and the  nature  and  extent  of risks  arising  from  financial  instruments  to  which  the  Company  is  exposed  during  the  year  and  at  the

balance  sheet  date.   In  addition,  the  Company  discloses  management’s  objectives,  policies  and  procedures

for managing these risks.   These disclosures are presented in note 4.

(d)

Basis of Amortization

Equipment  is  recorded  and  amortized  on  a  declining-balance  basis  at  an  annual  rate  of  55%  for  computer equipment, 100% for software and 20% for office furniture.

(e)

Mineral Properties

The  cost  of  unproven  mineral  rights  and  their  related  direct  exploration  costs  are  deferred  until  the properties  are  placed  into  production,  sold  or  abandoned.  These  deferred  costs  will  be  amortized  on  the unit- of-production  basis  over  the  estimated  useful  life  of  the  properties  following  the  commencement  of production, or written-off if the properties are sold, allowed to lapse or abandoned.

Cost  includes  any  cash  consideration  and  the  fair  market  value  of  any  shares  issued  on  the  acquisition  of mineral  right  interests.  Properties  acquired  under  option  agreements,  whereby  payments  are  made  at  the sole  discretion  of  the  Company,  are  recorded  in  the  accounts  when  the  payments  are  made.  The  recorded

amounts   of   property   acquisition   costs   and   their   related   deferred   exploration   costs   represent   actual

expenditures incurred and are not intended to reflect present or future values.

The  Company  reviews  capitalized  costs  on  its  mineral  rights  on  a  periodic  basis  and  will  recognize

impairment  in   value  based  upon  current  exploration  results  and  upon  management’s  assessment  of  the future  probability  of  profitable  revenues  from  the  property  or  from  the  sale  of the  property.  Management’s assessment  of  the  property’s  estimated  current  fair  market  value  is  also  based  upon  a  review  of  other property  transactions  that  have  occurred  in  the  same  geographic  area  as  that  of  the  property  under  review.

Administrative costs are expensed as incurred.

(f)

Oil and gas properties

Oil   and   natural   gas   properties   are   accounted   for   using   the   successful   efforts   method   of  accounting.

Geological and geophysical costs are expensed in the period in which they are incurred and costs of drilling an  unsuccessful  well  are  expensed  when  it  becomes  known  the  well did  not  result  in  a  discovery of  proven reserves  or  where  one  year  has  elapsed  since  the  completion  of  drilling  and  efforts  to  establish  proved reserves are  not  practical.  All  other  costs of exploring and  developing proven reserves are  capitalized  as oil and gas properties.

Oil  and  gas properties are depleted  using the  unit- of-production  method.  Unit- of-production rates are  based on  proven  developed  reserves,  which  are  reserves  estimated  to  be  recovered  from  existing  facilities  using current operating methods. Unproved properties are not subject to depletion.

Oil and gas properties are assessed, at least annually, for impairment to ensure that the carrying value of the property on the balance sheet is recoverable. If a property's carrying value exceeds  the sum of undiscounted

RTN STEALTH SOFRWARE INC.

(Formerly known as Arris Resources Inc.)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009, 2008 and 2007

(Expressed in Canadian dollars, unless stated otherwise)

2.

SUMMARY OF SIGNICANT ACCOUNTING POLICIES (Continued)

future  cash  flows  resulting  from  its  use  and  eventual  disposition,  its  value  is  impaired.  An  impairment  loss is  recognized  for  the  amount  by  which  the  carrying  value  exceeds  its  recoverable  amount.  This  loss  is charged to depletion expense.

(g)

Impairment of long-lived assets

Long-lived  assets,  including  mineral  property  interests,  plant  and  equipment,  are  reviewed  for  impairment whenever  events  or  changes  in  circumstances  indicate  that  the  carrying  amount  of  an  asset  may  not  be

recoverable.    Recoverability  of  assets  to  be  held  and  used  is  measured  by  a  comparison  of  the  carrying

amount of an asset to estimated undiscounted  future cash flows expected to be generated by the asset.   If the

carrying  amount  of  an  asset  exceeds  its  estimated  future  cash  flows,  an  impairment  charge  is  recognized  in

the  amount  by  which  the  carrying  amount  of  the  asset  exceeds  the  fair  value  of  the  asset.    Assets  to  be

disposed  of  are  separately  presented  in  the  balance  sheet  and  reported  at  the  lower  of  the  carrying  amount and the fair value less costs to sell, and are no longer amortized.

(h)

Share capital

Share  capital  issued  for  non-monetary consideration is recorded  at  its fair  market  value  based  on its trading price  on  the  TSX  Venture  Exchange  on  the  date  the  agreement  to  issue  the  shares  was  entered  into  as determined  by  the  Board  of  Directors  of  the  Company.  Costs  incurred  to  issue  shares  are  deducted  from share capital.

(i)

Stock-based compensation

The  Company records  all  stock-based  payments  using  the  fair  value  method.   Under  the  fair  value  method,

stock-based  payments  are  measured  at  the  fair  value  of  the  consideration  received  or  the  fair  value  of  the equity  instruments  issued  or  liabilities  incurred,  whichever  is  more  reliably  measurable,  and  are  charged  to operations over the vesting period.  The offset is credited to contributed surplus.

Consideration  received  on  the  exercise  of  stock  options   is  recorded  as  share  capital  and  the  related

contributed  surplus is transferred to share capital.

(j)

Income taxes

The  Company  uses  the  asset  and  liability  method  of  accounting  for  income  taxes.    Under  this  method,

future  income  tax assets and  liabilities are  computed  based  on differences between the  carrying amounts of

assets   and   liabilities   on   the   balance   sheet   and   their   corresponding   tax   values,   generally   using   the

substantively enacted or enacted income tax rates expected to apply to taxable income in the  years in which those  temporary  differences  are  expected  to  be  recovered  or  settled.  Future  income  tax  assets  also  result from  unused  loss  carry  forwards,  resource-related  pools,  and  other  deductions.  Future  tax  assets  are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income  tax  assets  is  adjusted,  if  necessary,  by  the  use  of  a  valuation  allowance  to  reflect  the  estimated realizable amount.

(k)

Functional currency and foreign currency translations

The  Company’s  functional  currency  is  the  Canadian  dollar  as  the  Canadian  dollar  is  the  currency  of  the

primary  economic  environment  in  which  the  Company  operates.    All  of  the  business  operations  of  the

Company are located in Canada.  The majority of the Company’s financings are in Canadian dollars.

RTN STEALTH SOFRWARE INC.

(Formerly known as Arris Resources Inc.)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009, 2008 and 2007

(Expressed in Canadian dollars, unless stated otherwise)

2.

SUMMARY OF SIGNICANT ACCOUNTING POLICIES (Continued)

(k)

Functional currency and foreign currency translations (continued)

Foreign currency  monetary assets and  liabilities are  translated  into  Canadian dollars at  the  exchange  rate  in effect  at  the  balance  sheet  date.  Non-monetary  assets,  liabilities,  revenues  and  expenses  are  translated  into

Canadian  dollars  at  the  rate  of  exchange  prevailing  on  the  respective  dates  of  the  transactions.  Foreign exchange gains and losses are included in net earnings.

(l)

Earnings (loss) per common share

Loss   per   share   is   calculated   based   on   the   weighted   average   number   of   common   shares   issued  and

outstanding  during  the  year.  The  company  follows  the  treasury  stock  method  in  the  calculation  of  diluted earnings per share for the current  year. Under this method, the  weighted average number of common shares included  the  potential  net  issuance  of  common  share  of  “in-the-mo ney”  options  and  warrants  assuming  the proceeds  are  used  to  repurchase  common  shares  at  the  average  market  price  during  the  period,  if  dilutive.

The  effect  of  potential  issuances  of  shares  under  options  and  warrants  would  be  anti-dilutive  if  a  loss  is reported and, therefore basic and diluted loss per share is same for the previous years.

(m)

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the  reported  amounts  of  assets  and  liabilities  and  the  disclosure  of  contingent  assets  and  liabilities  at  the date  of  the  financial  statements  and  the  reported  amounts  of  revenue  and  expenses  during  the  reporting

year.    Significant  areas  requiring  the  use  of  management  estimates  relate  to  the  impairment  of  mineral properties,  oil  and  gas  properties,  equipment,  income  taxes,  valuation  allowances  for  future  income  tax assets,  depreciation  and  amortization,  and  the  assumptions  used  in  computing  stock-based  compensation.

Actual results could differ from these estimates.

(n)

Segment disclosures

The   Company   operates   in   a   single   reportable   operating   segment,   the   exploration,   development   and

operation of mineral property interests, within the geographic area of British Columbia, Canada.

(o)

Going Concern (Amendments to Section 1400)

Canadian  GAAP  requires  management  to  make  an  assessment  of  the  Company’s  ability  to  continue  as  a going  concern,  and  to  disclose  any  material  uncertainties  related  to  events  or  conditions  that  may  cast significant doubt upon the entity’s ability to continue as a going concern.

In  assessing  the  appropriateness  of  the  going  concern  assumption,  management  is  required  to  consider  all available  information  about  the  future  which  is  at  least,  but  not  limited  to,  twelve months  from the  balance sheet date and to disclose any material uncertainties related to events or conditions that  may cast significant doubt upon the entity’s ability to continue as a going concern.

Disclosure with regard to going concern has been included in note 1.

(p)

Comparative figures

Certain  comparative  figures  have  been  reclassified  to  conform  to  the  presentation  adopted  for  the  current period.

RTN STEALTH SOFRWARE INC.

(Formerly known as Arris Resources Inc.)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009, 2008 and 2007

(Expressed in Canadian dollars, unless stated otherwise)

2.

SUMMARY OF SIGNICANT ACCOUNTING POLICIES (Continued)

(q)

Flow-through shares

The  Company may  issue  securities  referred  to  as  flow-through  shares,  whereby  the  investor  may  claim  the tax  deductions  arising  from  the  expenditure  of  the  proceeds.  When  resource  expenditures  are  renounced  to the  investors  and  the  Company  has  reasonable  assurance  that  the  expenditures  will  be  completed,  future income  tax liabilities are recognized (renounced expenditures multiplied by the effective  corporate tax rate),

and  share  capital  is  reduced.   Previously  unrecognized  tax  assets  may  then  offset  or  eliminate  the  liability recorded.

(r)

Asset Retirement Obligation

The  fair  value  of  a  liability  for  an  asset  retirement  obligation  is  recognized  on  an  undisclosed  cash  flow basis  when  a  reasonable  estimate  of  the  fair  value  of  the  obligation  can  be  made.  The  asset  retirement obligation  is  recorded  as  a  liability  with  corresponding  increases  to  the  carrying  amount  of  the  related long  –lived  asset.  Subsequently,  the  asset  retirement  cost  is  allocated  to  expense  using  a  systematic  and rational  method and is adjusted to reflect period to period changes in the  liability resulting from the passage of  time  and  from  revisions  to  either  expected  payment  dates  or  the  amounts  comprising  the  original estimate  of  the  obligation.  As  at  December  31,  2009,  the  company  does  not  have  any  asset  retirement obligations.

(s)

Environmental expenditures

The  operations  of  the  Company  have  been,  and  may  in  the  future  be,  affected  from time  to  time  in  varying

degree  by  changes  in  environmental  regulations,  including  those  for  site  restoration  costs.    The  overall

future impact of such regulations is neither determinable nor predicable at the present time. The Company’s

policy  is   to   meet   or,   if  possible,   surpass   environmental   standards   set   by  relevant   legislation  by  the

application of technically proven and economically feasible measures.

Expenditures that relate to ongoing environmental and reclamation programs are charged against  operations as  incurred  or  capitalized  and  amortized  depending  on  their  expected  future  economic  benefit.  Estimated future  removal  and  site  restoration  costs  will  be  recognized  when  the  ultimate  liability  is  reasonably determinable,  and  will  be  charged  against  operations  over  the  estimated  remaining  life  of  the  related business operations, net of expected recoveries.

3.

CHANGES IN ACCOUNTING POLICIES

Effective   January   1,   2009,   the   Company   adopted   the   following   accounting   standards   issued   by   the

Canadian  Institute  of  Chartered  Accountants  (“CICA”).   These  new  standards  have  been  adopted

with no restatement to the prior periods as follows:

(a)  Section 3064 –  Goodwill and Intangibles

The  Canadian Accounting Standards Board ("AcSB")  issued CICA Handbook Section 3064  which replaces

Section  3062,   Goodwill   and  Other   Intangible   Assets,   and   Section  3450,  Research   and   Development

Costs.   This  new  section  establishes  revised  standards  for  the  recognition,  measurement,  presentation  and disclosure  of  goodwill  and  intangible  assets.  The  Company  evaluated  the  impact  of  this  new  standard  and concluded  that  this  standard  did  not  have  a  significant  impact  on  the  Company’s  consolidated  financial statements.

RTN STEALTH SOFRWARE INC.

(Formerly known as Arris Resources Inc.)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009, 2008 and 2007

(Expressed in Canadian dollars, unless stated otherwise)

3.

CHANGE IN ACCOUNTING POLICIES (Continued)

(b)   EIC 173 –  Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

The  AcSB  issued  EIC-173,  Credit  Risk  and  the  Fair  Value  of  Financial  Assets  and  Financial  Liabilities,

which  requires  the  Company  to  consider  its  own  credit  risk  as  well  as  the  credit  risk  of  its  counterparties

when   determining   the   fair   value   of   financial   assets   and   liabilities,   including   derivative   financial

instruments.  The  standard  is  effective  for  the  first  quarter  of  fiscal  2009  and  is  required  to  be  applied retrospectively  without  restatement  of  prior  periods.  The  adoption  of  this  standard  did  not  have  an  impact on the valuation of financial assets or liabilities of the Company.

(c)   EIC 174 –  Mining Exploration Costs

The  AcSB  issued  EIC-174,  Mining  Exploration  Costs,  which  provides  guidance  to  mining  enterprises related  to  the  measurement  of  exploration  costs  and  the  conditions  that  a  mining  enterprise  should  consider when  determining  the  need  to  perform  an  impairment  review  of  such  costs.  The  accounting  treatments provided in EIC-174 have been applied in the preparation of these consolidated financial statements and did not have an impact on the valuation of the Company’s mineral properties.

(d)   Fair Value Hierarchy

During  the  year,  CICA  Handbook  Section  3862,  Financial  Instruments  –  Disclosures   was  amended  to

require  enhanced  disclosures  about  the  relative  reliability  of  the  data,  or  “inputs”,  that  an  entity  uses  to measure  the  fair  values  of  its  financial  instruments.  It  requires  financial  instruments  measured  at  fair  value to  be  classified  into  one  of  three  levels  in  the  “fair  value  hierarchy”  according  to  the  relative  reliability  of the inputs used to estimate the fair values. These disclosures are presented in note  4(b).

(e)  Amendments to CICA 3855

The  CI CA  amended  Handbook  Section  3855,  Financial  Instruments  –  Recognition  and  Measurement  to

provide  additional  guidance  concerning  the  assessment  of  embedded  derivatives  upon  reclassification  of  a financial  asset  out  of  the  held-for-trading  category,  amend  the  definition  of  loans  and  receivables,  amend the  categories  of  financial  assets  into  which  debt  instruments  are  required  or  permitted  to  be  classified,

amend  the  impairment  guidance  for  held-to-maturity  debt  instruments  and  require  reversal  of  impairment losses  on  available-for  sale  debt  instruments  when  conditions  have  changed.  These  amendments  were effective  for  fiscal  years  beginning  on  or  after  November  1,  2008.  This  amendment  did  not  have  a  material impact on the Company’s consolidated financial statements.

(f)    New Accounting Standards Not Yet Adopted:

i)     International Financial Reporting Standards ("IFRS")

The   AcSB   has   announced   its   decision  to   replace   Canadian  generally  accepted   accounting  principles

(“Canadian  GAAP”)  IFRS  for  all  Canadian  publicly-listed  companies.  The  AcSB  announced  that  the

changeover   date   will   commence   for   interim   and   annual   financial   statements   relating   to   fiscal   years

beginning  on  or  after  January  1,  2011.  The  transition  date  for  the  Company  to  changeover  to  IFRS  will  be

January  1,  2010.  Therefore,  the  IFRS  adoption  will  require  the  restatement  for  comparative  purposes  of amounts  reported  by  the  Company  for  the  year  ending  December  31,  2010.  The  Company  has  begun assessing the adoption of IFRS for 2011 and is considering the accounting policy choices under IFRS.

RTN STEALTH SOFRWARE INC.

(Formerly known as Arris Resources Inc.)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009, 2008 and 2007

(Expressed in Canadian dollars, unless stated otherwise)

3.

CHANGES IN ACCOUNTING POLICIES (Continued)

ii)  Business  Combinations/Consolidated Financial Statements/Non-Controlling Interests

The  AcSB  issued  CICA  Sections  1582,  Business  Combinations,  1601,  Consolidated  Financial  Statements,

and  1602, Non-Controlling  Interests,  which  superseded  current  Sections  1581, Business  Combinations and

1600   Consolidated   Financial   Statements.   These   new   Sections   replace   existing   guidance   on   business

combinations   and   consolidated   financial   statements   to   harmonize   Canadian   accounting   for   business

combinations  with  IFRS.  These  Sections  will  be  applied  prospectively  to  business  combinations  for  which the  acquisition  date  is  on  or  after  the  beginning  of  the  first  annual  reporting  period  beginning  on  or  after

January 1,  2011.  Earlier  adoption is  permitted.  If  an  entity applies these  Sections  before  January 1,  2011,  it is required  to  disclose  that  fact  and  apply each of the  new  sections concurrently.  The  Company is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

4.

CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS

(a)   Capital Management Objectives

The  Company's  primary  objectives  when  managing  capital  are  to  safeguard  the  Company's  ability  to continue  as  a  going  concern,  so  that  it  can  continue  to  provide  returns  for  shareholders,  and  to  have sufficient liquidity available to fund suitable business opportunities as they arise.

The  Company  considers  the  components  of  shareholders'  equity,  as  well  as  its  cash  and  equivalents,

marketable  securities as capital.   The  Company manages its capital  structure  and  makes adjustments to  it  in

light  of  changes  in  economic  conditions  and  the  risk  characteristics  of  the  underlying  assets.   In  order  to

maintain  or  adjust  the  capital  structure,  the  Company  may  issue  equity,  sell  assets,  or  return  capital  to shareholders as well as issue or repay debt.

The  mining  properties  in  which  the  Company currently  has  an  interest  are  in  the  exploration  stage;  as  such the Company has historically relied on the equity markets to  fund its activities. The Company will continue to acquire an interest in additional mining  properties and business projects other than mining  if it feels there is sufficient  economic potential and if it has adequate financial resources to do so.

In  order  to  facilitate  the  management  of  its  capital  requirements,  management  reviews  the  requirement  on an  ongoing  and  regularly  basis  and  believes  that  this  approach,  given  the  relative  small  size  of  the

Company, is reasonable.

The   Company’s   investment   policy   is   to   invest   its   cash   in   highly   liquid   short-term   interest-bearing

investments,  having  maturity  dates  of  three  months  or  less  from the  date  of  acquisition  and  that  are  readily convertible to known amounts of cash.

There  were no changes to the  Company's approach to capital  management during the  year  ended December

31, 2009.

(b)   Carrying Amounts and Fair Values of Financial Instruments

The  fair  value  of  a  financial  instrument  is  the  price  at  which  a  party  would  accept  the  rights  and/or

obligations  of  the  financial  instrument  from  an  independent  third  party.    Given  the  varying  influencing

factors,  the  reported  fair  values  are  only  indicators  of  the  prices  that  may  actually  be  realized  for  these financial instruments.

RTN STEALTH SOFRWARE INC.

(Formerly known as Arris Resources Inc.)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009, 2008 and 2007

(Expressed in Canadian dollars, unless stated otherwise)

4.

CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS (continued)

(b)   Carrying Amounts and Fair Values of Financial Instruments (continued)

Financial  instruments  measured  at  fair   value  are  classified  into  one  of  three  levels  in  the  fair  value hierarchy according  to  the  relative  reliability  of  the  inputs  used  to  estimate  the  fair  values.  The  three  levels of the fair value hierarchy are:

•     Level 1  –  Unadjusted quoted prices in active markets for identical assets or liabilities;

•     Level  2  –  Inputs  other  than  quoted  prices  that  are  observable  for  the  asset  or  liability  either  directly or indirectly; and

•     Level 3  –  Inputs that are not based on observable market data.

It  is  not  practicable  to  determine  the  fair  value  of  advances  from  amounts  receivable  because  of  the  nature of  such  amounts  and  the  absence  of  a  secondary  market  for  such  instruments.  The  fair  value  of  the promissory  note  is  not  readily  determinable  with  sufficient  reliability  due  to  the  uncertainty  around  the maturities and the future cash flows associated with the promissory note.

Aside  from  the  financial  instruments  mentioned  above,  the  following  table  illustrates  the  classification  of

the   Company’s   financial   instruments   recorded   at   fair   value   within   the   fair   value   hierarchy   as   at

December 31, 2009:

Financial assets at fair value

Level 1

Level 2

Level 3

December

December

31, 2009

31, 2008

Cash and equivalents

$379,284

$

-

$

-

$    379,284

$    999,366

Held for trading

379,284

-

-

379,284

999,366

Marketable securities  (note 7)

1,448,800

-

-

1,448,800

320,000

Available for sale financial assets

1,448,800

-

-

1,448,800

320,000

Total financial assets at fair value      $1,828,084

$

-

$

-

$ 1,828,084

$    419,366

Financial  liabilities at fair value

Level 1

Level 2

Level 3

December

December

31, 2009

31, 2008

Total financial liabilities at fair value

$

-

$

-

$

-

$

-

$

-

(c)   Financial Instrument Risk Exposure and Risk Management

The  Company  is  exposed  in  varying  degrees  of  financial  instrument  related  risks.  The  Board  approves

and   monitors   the   risk   management   processes,   including   treasury   policies,   counterparty   limits,

controlling  and  reporting  structures.   The  types  of  risk  exposure  and  the  way  in  which  such  exposure  is managed are provided as follows:

(i.)    Credit Risk

The Company is exposed to credit risk with respect to its cash, cash equivalents and amounts receivable.

Amounts receivable are primarily amounts owing from government agencies.

RTN STEALTH SOFRWARE INC.

(Formerly known as Arris Resources Inc.)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009, 2008 and 2007

(Expressed in Canadian dollars, unless stated otherwise)

4.

CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS (continued)

(c)   Financial Instrument Risk Exposure and Risk Management (continued)

(i.)    Credit Risk  (continued)

Concentration  of  credit  risk  exists  with  respect  to  the  Company’s  cash  and  cash  equivalents  as  the majority  of  the  amounts  are  held  at  several  national  financial  institutions  with  strong  investment-grade ratings by a  primary rating agency.  The  Company’s concentration of credit  risk and  maximum exposure thereto  is  the  Company’s  cash  and  cash  equivalents  December  31,  2009  balance  of  $379,284  held  at several national financial institutions.

(ii.)    Liquidity Risk

Liquidity  risk  is  the  risk  that  the  Company  will  not  be  able  to  meet  its  financial  obligations  as  they  fall due.  The Company manages liquidity by maintaining sufficient cash balances.

The following are the principal contractual maturities of financial liabilities:

Contractual

Over 3

As at December 31, 2009

Obligations

2010

2011

2012

years

Accounts payable and accrued

liabilities

$   75,072     $   75,072     $

–     $

–     $

–

Total liabilities

$   75,072     $   75,072     $

–     $

–     $

–

Contractual

Over 3

As at December 31, 2008

Obligations

2009

2010

2011

years

Accounts payable and accrued

liabilities

$    2,094     $    2,094     $

–     $

–     $

–

Amounts due to a related party

74,941

74,941

–

–

–

Total liabilities

$  77,035     $  77,035     $

–     $

–     $

–

(iii.)    Market Risk

-

Commodity Price Risk

As  at  December  31,  2009,  the  Company  was  still  in  developmental  stage  with  no  revenue  generating mineral or oil and gas assets; therefore, the Company is not exposed to any commodity price risk.

-

Foreign Exchange Risk

The  Company’s  foreign  currency  transactions  make  it  subject  to  foreign  currency  fluctuations  and

inflationary   pressures   which   may   adversely   affect   the   Company’s   financial   position,   results   of

operations,   and  cash  flows.   The  Company  is  affected  by  changes  in  exchange  rates   between  the

Canadian  Dollar  and  US  Dollar.  During  the  fiscal  year  2009,  the  Company  attempts  to  transact  its business predominantly in Canadian Dollar to mitigate the foreign exchange risk.

As at December 31, 2009, the financial assets of the Company were all held in  Canadian dollars.

RTN STEALTH SOFRWARE INC.

(Formerly known as Arris Resources Inc.)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009, 2008 and 2007

(Expressed in Canadian dollars, unless stated otherwise)

4.

CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS (continued)

(c)   Financial Instrument Risk Exposure and Risk Management (continued)

(iii.)    Market Risk  (continued)

-

Interest Rate Risk

Interest rate risk consists of two components:

i)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected  by changes  in  the  prevailing  market  interest  rate,  the  Company  is  exposed  to  interest  rate cash flow risk.

ii)      To  the  extent  that  changes  in  prevailing  market  interest  rates  differs  from  the  interest  rates  the

Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The  Company  is  not  exposed  to  significant  interest  rate  risk  due  to the  short-term  maturity  nature  of  its monetary assets.  If the prevailing interest rate increases or decreases by 10%, the interest income  would have been increased or decreased by $3,000.

5.

MARKETABLE SECURITIES AND SHORT TERM INVESTMENT

As at December 31, 2009

Unrealized

Cost

gain (loss)

Fair value

Dessert Gold Ventures Inc.  –  common shares

$

303,515

$   (63,515)

$

240,000

Maxtech Ventures Inc.  –  common shares

220,515

8,285

228,800

Ona Power Corporation – security units (5b)

420,000

560,000

980,000

$

944,030

$  504,770

$   1,448,800

As at December 31, 2008

Unrealized

Cost

gain (loss)

Fair value

Dessert Gold Ventures Inc.  –  convertible debenture

(5a)

$

508,333      $  (188,333)

$   320,000

$

508,333      $  (188,333)

$   320,000

(a)

On  October  31,  2008,  the  Company  subscribed  for  an  unsecured  convertible  debenture  of  Desert

Gold Ventures  Inc.  (“Desert  Gold”),  in  the  principal  amount  of  $500,000.  The  debenture  carries  an interest rate of 10% per annum and  matures on April 30, 2009. At any time prior to the  maturity date, the Company will  be  able  to  convert  all  or  parts of  the  principal  amount  and  the  unpaid  interest  into  units  of  Desert  Gold at  a  price  of  $0.50  per  unit.  Each  unit  consists  of  one  common  share  and  one  common  share  purchase warrant.  Each  warrant  allows  the  Company  to  purchase  one  common  share  of  Desert  Gold  at  a  price of

$0.60 for a period of 6 months from the date of the issuance of such warrants.

The  debenture  of  Desert  Gold  is  classified  as  short-term  investment  held-for-trading  according  to  Section

3855 of the CICA Handbook, and has been adjusted to fair value in these  financial statements  based on the

RTN STEALTH SOFRWARE INC.

(Formerly known as Arris Resources Inc.)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009, 2008 and 2007

(Expressed in Canadian dollars, unless stated otherwise)

5.

MARKETABLE SECURITIES AND SHORT TERM INVESTMENT (continued)

December  31,  2008  estimated  fair  value  of  1,016,666  common  shares  of  Desert  Gold  ($305,000)  and

1,016,666  warrants  of  that  company at  a  fair  value, estimated  utilizing  the  Black-Scholes  valuation  formula,

of $15,000.

On  April  30,  2009,  the  maturity  date  of  the  convertible  feature  of  the  convertible  debenture,  the  Company did not convert the debenture into common shares of Dessert Gold.  The debenture was therefore reclassified

from   held -for-trading   short-term   investment   to   held-to-maturity   loan   receivable   on   the   same   date   in

accordance  with  CICA  Section  3855.   The  previous  write-down  of  convertible  debenture,  $188,333,  was recovered to reflect its carrying cost as at April 30, 2009.  The debenture was fully repaid on July 2009.

The  Company  further  advanced  $25,000  to  Dessert  Gold  on  May  11,  2009, which  was  due  on  August  9,

2009.  On  July  31,  2009,  Desert  Gold  made  a  payment  of  $562,756  to  redeem  the  debenture  and  to  fully repay the May 11, 2009 advance.

(b)

The  Company  subscribed  2,800,000  security  units  of  Ona  Power  Corp.  (“Ona”)  through  a  private placement  on  August  20,  2009.  Each  security  unit  consists  of  one  common  share  and  one  common  share purchase  warrant  (the  “Warrant”).  Each  Warrant  entitles the  Company to  acquire  one  common  share  of Ona at  a price of $0.20 per share for a period of two years.

The  investment  in  Ona  units  is  classified  as  marketable  securities  available-for-sale  according  to  Section

3855  of  the  CICA  Handbook,  and  has  been  adjusted  to  fair  value  in  these  consolidated financial  statements

as  of  December  31,  2009.   The  Company  allocated  $218,400  to  Ona  common  shares  and  $201,600  to  Ona warrants  at  date  of  acquisition.  The  allocation  was  calculated  by  valuing  the  common  shares  and  warrants separately and  adjusting the  resulting amounts on a  pro-rata  basis so  the  sum of the  amounts allocated  to  the common  share  and  the  warrants  equal  to  the  amount of  cash  investment.  The  assumptions  used  in  valuing the fair  value of the  warrants by using the Black-Scholes Option Pricing Model are: Risk-free interest rate of

1.5%,  dividend  yield  of  0%,  expected  volatility  of  188%  and  expected  life  of  2  years.  The  fair  value adjustments  to  the  Ona  common  shares  and  the  warrants  as  at  December  31,  2009  were  based  on  the  same

pro-rata  basis  as  calculated   on  date  of  acquisition  and  resulted  an  adjustment  to  the   common  shares

component  of  $291,200  and  an  adjustment  to  the  warrants  component  of  $268,800  for  a  total  fair  value adjustments  of $560,000.

6.

EQUIPMENT

December 31, 2009

December 31,      December 31,

2008

2007

Cost

Accumulated

Net

Net

Net

Amortization

Office furniture

$

3,414

$

1,922

$

1,492

$

1,865     $

2,305

Computer

10,348

8,000

2,348

3,664

1,771

equipment

Computer

10,073

9,973

100

572

-

software

Leasehold

2,522

2,522

-

1,156

1,577

improvements

$

26,357      $

22,417

$

3,940

$

7,257     $

5,653

RTN STEALTH SOFRWARE INC.

(Formerly known as Arris Resources Inc.)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009, 2008 and 2007

(Expressed in Canadian dollars, unless stated otherwise)

7.

MINERAL PROPERTY

Moly Project - Atlin, BC

In October 2008, the Company entered into an agreement  with TJJ Holdings Inc.,  whereby TJJ Holdings Inc.

agreed  to  sell  to  the  Company  all  the  interest  in  the  mineral  claims.  T wenty  two  mineral  claims  cover approximately  15,000 acres  that are  located  near Gla dys  Lake  molybdenum occurrence s  were acquired  for  $295,612.

On  September  9,  2009,  the  Company  utilized  its  consulting  geologists  and  mining engineers  to  complete  its evaluation  of  the  twenty  two  mineral  claims  and  determined  the  feasibility  for  further  development  of  the claims.  As  a  result,  17  molly  claims  previously  acquired  have  been  allowed  to  expire  and  the  Company keeps  the  remained  5  claims.  For  the  year  ended  December  31,  2009,  the  mineral  claims  have  been  written down to $67,185 accordingly.

Option Agreement in Guinea

On October  15,  2009,  the  Company entered  into  an option  agreement,  whereby the  Company can earn  up  to an  undivided 70% interest in the Forecariah Copper Concession (225 sq. Km).  The Company decided not to proceed  further  and  let  the  option  agreement  expires  after  the  technical  information  in  connection  with  the

Concession was further reviewed by management.

8.

OIL AND GAS PROPERTY

Alexander Prospect, Alberta

In February 2007, the  Company entered  into  an agreement  with  Arctos Petroleum Corp. (“Arctos”)  whereby

Arctos   agreed   to   sell   to   the   Company   an   interest   in   the   Alexander   property   in   consideration   for

$150,000.The  Company  holds  a  30%  working  interest  in  64  gross  hectares  (19.2  Net  Ha)  of  rights  in  this property  which  includes  the  producing  Ellerslie/Wabamun  oil  well  at  6-7-57-1W5  and  a  40% interest  in  an oil battery at 3-7-57-1W5. The Company did  not contribute  towards this project and is in a non-participation penalty  position  on both  the  well  and  battery.  As  a  result  the  Company  has  written  down  the  investment  to

$1 for the year ended December 31, 2009.

9.

ARRANGEMENT WITH INCANA INVESTMENTS INC.

a.   Interest in Real Estate Property

On  May  4,  2009,  the  Company  entered  into  a  contract  of  purchase  and  sale  agreement  (the  “Property

Contract”)  and  an  amended  agreement  dated  May  21,  2009  to  purchase  a  property  located  in  Surrey,  BC,

Canada.   The  purchase  price  of  the  property  was  initially  set  at  $677,000  with  a  non-refundable  deposit  of

$10,000  to  be  made  upon completion of a  successful  feasibility study of  the  property on or  before  August  4,

2009  subsequently extended  to  August  4,  2010  as  part  of  the  amended  agreement  dated  May 21,  2009.   The

balance  of  $667,000  will  be  paid  upon  completion  of  the  contract  on  or  before  May  4,  2010.   The  amended

agreement also allows the Company to assign the Property Contract to another party.

b.   Plan of Arrangement

On  May  19,  2009,  the  Company  entered  into  an  Arrangement  Agreement  with  Incan  Investments  Inc.

(“Incana”),  its  former  wholly  own  subsidiary  to  proceed  with  a  corporate  restructuring  by  way  of  statutory

plan  to  transfer  cash  of  $100,000  and  assign  the  Property  Contract  to  Incana.   The  corporate  restructuring

was  completed  on  October  2,  2009  with  the  sequence  of  events  illustrated  in  a  chronological  order  as follows:

RTN STEALTH SOFRWARE INC.

(Formerly known as Arris Resources Inc.)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009, 2008 and 2007

(Expressed in Canadian dollars, unless stated otherwise)

9.

ARRANGEMENT WITH INCANA INVESTMENTS INC. (continued)

b.   Plan  of Arrangement (continued)

i)    On  May  21,  2009,  the  Company  registered  the  Arrangement  Agreement  with  the  Supreme  Court  of

British  Columbia.   Pursuant  to  the  registered  Arrangement  Agreement,  the  following  transactions  would occur in chronological sequence:

1)

The  Company  would  transfer  $100,000  in  cash  and  assign  the  Property  Contract  to  Incana  in exchange for 15,043,372 Incana Shares (the “Distributed Incana Shares”).

2)

The Company would change its authorized share capital by:

•

altering  the  identifying  name  of  the  Arris  Resources  shares  to  class  A  common  shares  without  par value, being the “Arris Resources Class A Shares”;

•

creating  a  class  consisting  of  an  unlimited  number  of  common  shares  without  par  value  being  the

“New Shares”, and

•

creating  a  class  consisting  of  an  unlimited  number  of Class  A  preferred  shares  without  par  value,

being the “Arris Resources Class A Preferred Shares”.

3)

Each  issued  Arris  Resources  Class  A  Shares  would  be  exchanged  for  one  New  Shares  and  one

Arris Resources Class A Preferred Shares.

4)

The   Company   would   redeem   the   issued   Arris   Resources   Class   A   Preferred   Shares   for

consideration  consisting  solely  of  the  Distributed  Incana  Shares  such  that  each  holder  of  Arris

Resources  Class  A  Preferred  Shares  will,  subject  to  the  rounding  of  fractions  and  the  exercise  of rights  of  dissent,  receive  that  number  of  Incana  Shares  that  is  equal  to  the  number  of  Arris

Resources Class A Preferred Shares held by such holder multiplied by the Exchange Factor.

ii)  On  June  19,  2009,  the  Arrangement  Agreement  was  approved  by  the  shareholders  of  the  Company  at annual special meeting.

iii) On July 29, 2009, 40,000 (200,000 post-stock split) options were exercised.

iv)  On  October  2,  2009,  the  Company  issued  15,083,372  (75,416,860  post-stock  split)  New  Shares  which consists  of  [1]  15,043,372  (75,216,860  Post-stock  split),  the  total  number  of  the  Company’s  outstanding shares  as  at  May  21,  2009,  and  [2]  40,000  (200,000  post-stock  split),  the  number  of  shares  issued  from the  options  exercised  in  iii)  and  15,083,372  (75,416,860  post-stock  split)  Arris  Resources  Class  A

Preferred  Shares.    The  Company  immediately  redeemed  all  the  preferred  shares  by  transferring  its ownership of 15,083,372 Distributed Incana Shares to the Company’s own shareholders.

In  pursuant  to  the  Plan  of  Arrangement  Agreement,  the  costs  relating  to  the  Arrangement  will  be  borne  by the  party  incurring  them.  Prior  to  the  spin-off  of  Incana,  all  expenses  incurred  by  Incana  were  all  related  to the  Arrangement  and  thus  Incana  was  either  liable  for  these  expenses  itself  or  had  already  reimbursed  the

Company  for  any  expenses  incurred    by  it  on  behalf  of  Incana.   As  a  result,  prior  to  the  spin-off  of  Incana,

there were no expenses or revenues necessary to be consolidated into the Company’s account.

RTN STEALTH SOFRWARE INC.

(Formerly known as Arris Resources Inc.)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009, 2008 and 2007

(Expressed in Canadian dollars, unless stated otherwise)

10.

RELATED PARTY TRANSACTIONS

All  transactions  with  related  parties  have  occurred  in  the  normal  course  of  operations  and  management

represents   that   they  have   occurred   on  a  basis   consistent   with  those   involving   unrelated   parties,   and

accordingly that they are measured at fair value.

a)

During  the  year  ended  December  31,  2009,  a  company  controlled  by  the  President  charged  the

Company  $61,750 in  consulting  and  administrative  fees  and  $60,000  in  rental  expenses  (2008  -

45,000;  2007  -  nil).    Another  Company  controlled  by  the  President  also  charged  the  Company

$50,000  in  property  research  charges.  At  December  31,  2008  the  Company  owes  $nil  for  these expenses (2008 -  $52,500; 2007 - nil).

b)

During  the  year  ended  December  31,  2009,  two  companies  related  by  common  director  charged

the   Company   $45,000   management   fees   and   $48,229   finders’   fees   as   share   issuance   costs

respectively.

c)

During  the  year  ended  December  31,  2009,  the  Company also  paid  $3,000  directors fee  to  each of three directors for a total of $9,000.

d)

During  the  year  ended  December  31,  2009,  the  Company  owed  $nil  (2008  -  $22,441;  2007-

$22,441) to the company controlled by the spouse of the Company’s president.

RTN STEALTH SOFRWARE INC.

(Formerly known as Arris Resources Inc.)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009, 2008 and 2007

(Expressed in Canadian dollars, unless stated otherwise)

11.

SHARE CAPITAL

a)    Authorized  and issued share capital:

-  Authorized Common Shares:

Unlimited

- Authorized Class A Preferred Shares:   Unlimited

Issued and outstanding:

2009

2008

2007

Class A Common Shares

Number

Number

Number

of Shares

$

of Shares

$

of Shares

$

Balance, beginning of year

62,716,860

2,563,490

36,466,840

2,216,302

9,216,840

1,830,287

Exercise of options

200,000

6,451

-

-

-

-

Fair value of share options allocated

to shares issued on exercise

-

1,515

-

-

-

-

Exercise of warrants

12,500,000

335,500

26,250,000

347,188

1,000,000

132,420

Treasury order

-

-

20

-

-

-

Private placement, net of share

issuance costs

-

-

-

-

26,250,000

254,604

Cancellation of Class A Common

Shares

(75,416,860)

(2,906,956)

-

-

-

-

Share subscription receivables

-

-

-

-

-

(1,009)

Balance, end of year

-

-

62,716,860

2,563,490

36,466,840

2,216,302

Issued and outstanding:

2009

2008

2007

New Class of Common Shares

Number

Number

Number

of Shares

$

of Shares

$

of Shares

$

Balance, beginning of year

-

-

-

-

-

-

Issuance of new class of common

shares (note 9(b)(i)(3))

75,416,860

2,906,956

-

-

-

-

Exercise of  options

6,050,000

190,575

-

-

-

-

Fair value of share options allocated

to shares issued on exercise

-

45,845

-

-

-

-

Private placement, net of share

issuance costs

17,500,000

876,489

-

-

-

-

Share issued for private placement

finders' fees

450,000

-

-

-

-

-

Share subscription receivables

-

(238,000)

-

-

-

-

Balance, end of year

99,416,860

3,781,865

-

-

-

-

Issued and outstanding:

2009

2008

2007

Class A Preferred Shares

Number

Number

Number

of Shares

$

of Shares

$

of Shares

$

Balance, beginning of year

-

-

-

-

-

-

Issuance of new class of preferred

shares (note 9(b)(i)(3))

75,416,860

100,000

-

-

-

-

Redemption of new class of preferred

shares (note 9(b)(i)(4))

(75,416,860)

(100,000)

-

-

-

-

Balance, end of year

-

-

-

-

-

-

RTN STEALTH SOFRWARE INC.

(Formerly known as Arris Resources Inc.)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009, 2008 and 2007

(Expressed in Canadian dollars, unless stated otherwise)

11.

SHARE CAPITAL (continued)

a)    Authorized  and issued share capital (continued):

The  Company  completed  a  private  placement  in April  of  2009  and  issued  a  total  of  12,500,000  units  at a price  of  $0.024  (US$0.02) per  unit  for  gr oss  proceeds  of  $302,277  .  Each  unit  consists  of  a  common  share

and  a  common  share  purchase  warrant.    Each  common  share  purchase  warrant  entitles  the  holder  to

purchase,   for   a   period   of   two   years,   an   additional   common   share   at   an   exercise   price   of   $0.0312

(US$0.026).   The Company paid $27,229 finder fees in cash for  this private placement.

The Company completed a private placement in December  of 2009 and issued a total of 5,000,000 shares at

a  price  of $0.12 per share for  gr oss proceeds of $600,000.   The Company issued 450,000 broker shares at a

fair value of $0.12 per share as finder’s fees with respect to this private placement. Subscription receivables of

$238,000 from this private placement were fully received subsequent to year end December 31, 2009.

b)     Stock  options

The  Corporation  has  an  incentive  stock   option  plan  authorizing  the  Company  to  issue  incentive  stock options  to  directors,  officers,  employees  and  consultants  of  the  Company.  No  specific  vesting  terms  are required. The option price shall be no less than the fair market value of the Company’s shares on the date of the grant.

The  following  is  a  summary  of  the  changes  in  the  Company’s  outstanding  stock  options  for  2009,  2008,

and 2007.

2009

2008

2007

Number of     Weighted     Number     Weighted

Number of      Weighted

shares

Average

of

Average

shares

Average

Exercise

shares

Exercise

Exercise

Price

Price

Price

$

$

$

Balance at the beginning of year

-

-

-

-

2,011,665

0.192

Expired/Cancelled/Consolidated

-

-

-

-      (2,011,665)

(0.192)

Grants

6,250,000

0.04

-

-

-

-

Exercised

(6,250,000)

(0.04)

-

-

-

-

Outstanding at the end of fiscal

-

-

-

-

-

-

year

As at December 31, 2009, 2008  and 2007, there were no stock options outstanding.

The  fair  value  of  the  6,250,000  options  that  vested  during  the  year  wa s  $47,360  and  was  credited  to

contributed  surplus.   The  same  amount  was  also  transferred  out  of  contributed  surplus  when  these  options were  all  exercised.  The  amount  of  contributed  surplus  as  at  December  31,  2009  remained  same  as  for  2008 at  $670,374. The  following  are  the  weighted  average  assumptions  used  to  estimate  the  fair  value  of  options during the years ended:

2009

2008

2007

Risk free interest rate

1.6%

-

-

Expected life

5 years

-

-

Volatility

258%

-

-

Expected dividends

nil

nil

Nil

RTN STEALTH SOFRWARE INC.

(Formerly known as Arris Resources Inc.)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009, 2008 and 2007

(Expressed in Canadian dollars, unless stated otherwise)

11.

SHARE CAPITAL (continued)

c)     Stock  warrants

2009

2008

2007

Number of      Weighted

Number of

Weighted

Number of      Weighted

shares

Average

shares

Average

shares

Average

Exercise

Exercise

Exercise

Price

Price

Price

$

$

$

Balance at the beginning of year

-

-

30,250,000

0.03

5,000,000

0.16

Expired/Cancelled/Consolidated

-

-

(4,000,000)

(0.16)

-

-

Grants

12,500,000

0.04

-

-

26,250,000

0.01

Exercised

(12,500,000)

(0.04)      (26,250,000)

(0.01)      (1,000,000)

0.16

Outstanding at the end of fiscal

-

-

-

-

30,250,000

0.03

year

At  December  31,  2007,  the  weighted  average  remaining  life  of  warrants  outstanding  is  1.42  years.  As  at

December 31, 2008 and 2009, there were no warrants outstanding.

d)     Stock  splits

On  December  19,  2009,  the  Board  of  directors  of  the  Company  approved  a  five-for-one  share  split  for  its common  shares.  The  record  date  for  the  stock  split  was  set  at  the  close  of  business  on  December  23,  2009.

All  share  and  per  share  information  included  in  the  consolidated  financial  statements  and  accompanying notes are presented on a post-split basis for all periods presented.

12.

INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

2009

2008

$

$

Net loss before income taxes

(599,471)

(305,762)

Expected income tax recovery

(179,841)

(94,786)

Net adjustment for deductible, and non-deductible amounts

66,261

56,989

Changes in valuation allowance

113,580

37,797

Total income taxes

-

-

The significant components of the Company’s future income tax assets are as follows:

2009

2008

$

$

Future income tax assets:

Equipment tax tool in excess of carrying value

11,159

10,440

Non-capital loss carry forwards and  share issue costs

344,017

233,078

Oil & gas and  mineral properties

87,106

(7,800)

Marketable Securities and investment  taxable temporary

(151,431)

48,967

difference

290,851

284,685

Valuation allowance

(290,851)

(284,685)

Net future tax assets

-

-

RTN STEALTH SOFRWARE INC.

(Formerly known as Arris Resources Inc.)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009, 2008 and 2007

(Expressed in Canadian dollars, unless stated otherwise)

12.

INCOME TAXES (continued)

The Company has accumulated non-capital losses of $1,239,332

Year of expiry

$

2010

183,120

2014

275,873

2015

159,848

2026

110,450

2027

28,576

2028

114,863

2029

366,602

1,239,322

Subject  to  certain  restrictions  the  Company  also  has  equipment  and  resource  expenditures  of approximately  $464,189  (2008  –  $463,026)  available  to  reduce  taxable  income  in  future  years.

The  Company has  not  recognized  any future  benefits for  these  amounts,  as it  not  considered likely that they will be utilized.

13.

DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (GAAP)

The  Company’s  consolidated  financial  statements  have  been  prepared  in  accordance  with Canadian  GAAP.

Material  variations  in  the  accounting  principles,  practices  and  methods  used  in  preparing  theses  financial statements  from  principles,  practices  and  methods  accepted  in  the  United  States  (“U.S.  GAAP”),  and  that impact financial statement line items, are described below.

Mineral property interests and deferred exploration costs

Under  Canadian  GAAP,  costs  to  acquire  property  rights  and  related  exploration  costs  incurred  on  those properties  may  be  deferred  and  subsequently  carried  at  cost  prior  to  the  Company  having  obtained  the necessary data  to  complete  a  positive  feasibility study,  including the  preparation of a cash flow projection in respect  to  the  recoverability  of  those  cost.  Accordingly,  while  the  Company’s  projects  remain  at  a  pre-

feasibility  stage  of  development,  management  has  elected  under  Canadian  GAAP  to  defer  all  costs  incurred on  them  until  a  prope rty  is  abandoned,  sold,  or  upon  management  determining  there  to  be  an  impairment  in value.  Under  U.S  GAAP,  prior  to  thepoint  in  time  that  a  positive  feasibility  report  has  been  completed  in respect to a property, such costs must be expensed as incurred.

RTN STEALTH SOFRWARE INC.

(Formerly known as Arris Resources Inc.)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009, 2008 and 2007

(Expressed in Canadian dollars, unless stated otherwise)

13.

DIFFERENCE   BETWEEN   CANADIAN   AND   UNITED   STATES   GENERALLY   ACCEPTED

ACCOUNTING PRINCIPLES (GAAP) (continued)

2009

2008

2007

a)     Assets

Unproven mineral right costs

Unproven   mineral   rights   costs   under   Canadian

GAAP

67,185

295,612

-

Less unproven mineral rights costs

(67,185)

(295,612)

-

Unproven mineral rights costs under U.S.

-

-

-

GAAP

b)     Operations

Net loss under Canadian GAAP

(599,471)

(305,762)

(23,333)

Unproven mineral rights costs expensed

under U.S. GAAP

228,427

(295,612)

-

Net loss  under U.S.

(371,044)

(601,374)

(23,333)

GAAP

c)     Deficit

Closing deficit under Canadian GAAP

(3,018,127)

(2,418,656)

(2,112,894)

Adjustment to deficit for accumulated

unproven mineral rights expensed under

U.S. GAAP

(67,185)

(295,612)

-

Closing deficit under U.S.

(3,085,312)

(2,714,268)

(2,112,894)

GAAP

d)     Cash flows  –  Operating Activities

Cash applied to operations under Canadian

GAAP

(344,463)

(212,623)

(29,590)

Add net loss following Canadian GAAP

599,471

305,762

23,333

Less net loss under U.S. GAAP

(371,044)

(601,374)

(23,333)

Unproven mineral rights costs expenses in prior

year but written down in current year

(228,427)

-

-

Cash applied to operations under U.S.

(344,463)

(508,235)

(29,590)

GAAP

e)     Cash flows  – Investing Activities

Cash applied under Canadian GAAP

(445,193)

(799,782)

(150,000)

Add unproven mineral right costs expensed

under U.S. GAAP

-

295,612

-

Cash applied under U.S.

(445,193)

(504,170)

(150,000)

GAAP

Net loss for the year under U.S. GAAP

(371,044)

(601,374)

(23,333)

Weighted average number of shares

Outstanding

74,685,353

43,514,800

20,944,235

Basic and fully diluted loss per share  under

(0.005)

(0.0 14)

(0.001)

U.S. GAAP

RTN STEALTH SOFRWARE INC.

(Formerly known as Arris Resources Inc.)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009, 2008 and 2007

(Expressed in Canadian dollars, unless stated otherwise)

14.

SUBSEQUENT EVENTS

a)

Change of Corporate Structure

On  November  2,  2009,  the  Company  and  its  three  wholly  owned  subsidiaries  Arris  Holdings  Inc.  (“AHI”),

CLI  Resources Inc.  (“CLI”)  and  QMI  Seismic  Inc.  (“QMI”)  collectively  known  as  the  “parties”  entered  into an  Arrangement  Agreement  (“Arrangement”)  whereby the  three  subsidiaries  would  spin-out  from the  parent company,  each  becoming  a  reporting  issuer  and  each  acquiring  an  asset  from  the  Company  in  exchange  for common shares (the “Common Shares”) of the respective subsidiary.

The change in corporate structure has been effective as of Tuesday, January 5, 2010.

The   Company   has   the   following   assets   to   transfer,   on   the   Effective   Date   (January   5,   2010)  of   the

Arrangement, to its three subsidiaries:

i.      an interest in five mineral claims in British Columbia, Canada; and,

ii.      an  agreement  with  a  British  Columbia  manufacturing  company  to  distribute  its  earthquake  sensor products in India; and,

iii.      equity investments.

Under the  Arrangement, the Company has transferred one of the aforementioned assets currently held by the

Company  to  each  one  of  its  subsidiaries.  In  the  case  of  CLI,  the  Company  has  transferred  its  interest  in  five

mineral   claims   in  British  Columbia,   Canada   (the   “Mineral   Properties”);   and   in  the   case   of  QMI   the

Company  has  transferred  its  agreement  with  a  British  Columbia  manufacturing  company  to  distribute  its earth  quake  sensor  products  in  India  (the  “Distribution  Agreement”);  and  in  the  case  of  AHI  the  Company has transferred its marketable securities (the “Equity Portfolio”).

In  exchange  for  the  asset  it  has  received,  each  of  the  three  subsidiaries has  issued common  shares  which  are distributed  to  the  Company’s  shareholders  of  record  as  of  the  close  of  business  on  November  5,  2009  being the  share  distribution record  date  (the  “Share  Distribution Record  Date”).  Upon closing of  the  Arrangement,

each  shareholder  of  the  Company,  as  of  the  Share  Distribution  Record  Date,  receives  one  new  common share  ("New  Share

")  in  the  capital  of  the  Company  and  itspro-rata  share  of  the  each  one  of  the  three subsidiaries’  Common  Shares  to  be  distributed  under  the  Arrangement  for  each  of  the  Company’s  share

currently  held.  On  the  Effective  Date,  the  Company  has   transferred  the  Mineral  Properties  to  CLI  in

consideration   for   17,583,372   CLI   Shares;   the   Distribution   Agreement   to   QMI   in   consideration   for

17,583,372 QMI Shares; and the Equity Portfolio to AHI in consideration for 17,583,372 AHI Shares.

b)

Acquisition of Market Guidance Systems Inc. (“MGS”)

On January 19, 2010, the Company executed a definitive agreement with privately owned Market Guidance

Systems Inc. (“MGS”) whereby the Company had acquired a fully supported exclusive and perpetual license to the Market Navigation, Trade Execution and Market Timing Software.

As  consideration  for  the  above,  the  Company  has  issued  five  million  special  convertible  preferred  shares  to the  shareholders  of  MGS  which  will  be  convertible  into  fifty  (50)  million  common  shares  of  the  Company only when cumulative  net  revenues derived  from the  license  of the  Market  Navigation,  Trade  Execution and

Market  Timing  Software  reach  a  total  of  US$  20,000,000.  In  connection  with  the  acquisition,  the  Company pays a consultant a transaction advisory fee of 250,000 Class B Preferred Shares.

c)

On Fe bruary 24, 2010, the Company awarded its directors, officers, employees and consultants a total of 5,650,000 stock options at an exercise price of $0.32 with an expiry date of February 24, 2015.